EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

The registrant has the following subsidiaries:

•	Li3 Energy Peru SRL, a private limited company organized under the laws of Peru.

•	Alfredo Holdings, Ltd., an exempted limited company incorporated under the laws of the Cayman Islands (“Alfredo”).

•	Pacific Road Mining Chile, SA, a Chilean corporation (“PRMC”). PRMC is a subsidiary of Alfredo.

•	Noto Energy S.A., an Argentinean corporation.